

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

James Mock
Chief Financial Officer
Moderna, Inc.
200 Technology Square
Cambridge, MA 02139

      Re: Moderna, Inc.
            Form 10-K for the fiscal year ended December 31, 2022
            Filed February 24, 2023
            File No. 1-38753

Dear James Mock:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Life Sciences